Exhibit 99.2

NOTICE OF OUR 2024 ANNUAL MEETING

You are invited to the annual general and special meeting (the “Meeting”) of shareholders of Uranium Royalty Corp. (the “Company”), which will be held on Thursday, October 17, 2024, at 9:00 a.m. (Vancouver time), in person at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia.

What the Meeting will cover:

1.	Financial Statements: to receive the financial statements of the Company for the financial year ended April 30, 2024, together with the accompanying auditor’s report;

2.	Election of Directors: to elect directors for the Company for the ensuing year as set forth in the Company’s Management Circular (the “Circular”);

3.	Appointment of Auditor: to reappoint PricewaterhouseCoopers LLP as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

4.	Approval of Amendment and Restatement of the Long-Term Incentive Plan: to consider and, if thought appropriate, approve an ordinary resolution ratifying, affirming and approving certain amendments to the Company’s long-term incentive plan, as amended, with an effective date of July 6, 2023 – see “Approval of the Amendment and Restatement of the Long-Term Incentive Plan” in the Circular; and

5.	Other Business: to transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The foregoing items are more fully described in the Circular. As outlined in the accompanying Circular, our board of directors recommends that you vote “FOR” each director nominee, and “FOR” proposals 3 and 4.

YOUR VOTE IS VERY IMPORTANT. Whether or not you expect to attend the Meeting, where you may cast your vote in person, we urge you to cast your vote as promptly as possible by one of the methods below. A proxy may be revoked in the manner described in the accompanying Circular.

By using the internet at: ● www.investorvote.com (for registered shareholders) ● www.proxyvote.com (for beneficial shareholders)	By calling the telephone number printed on your form of proxy (for registered shareholders) or voting instruction form (for beneficial shareholders).

For further information on how to vote, please refer to the instructions on the accompanying proxy card and the accompanying proxy statement. Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia,	BY ORDER OF THE BOARD OF DIRECTORS
as of the 23rd day of August, 2024.
/s/ Amir Adnani
Amir Adnani
Chairman and Director

Notice to shareholders	i

Additional Meeting Information

Record Date

The Company’s board of directors has fixed August 22, 2024, as the record date for the determination of shareholders of the Company (each, a “Shareholder”) entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Only Shareholders whose name appears on the records of the Company’s central security register (“Registered Shareholder”) at the close of business on the record date are entitled to such notice and to vote at the Meeting in the circumstances set out in the Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete the proxy accompanying this Notice of Meeting in accordance with the instructions set out therein and in the Circular. A proxy will not be valid unless it is received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 9:00 a.m. (Vancouver time) on October 15, 2024, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The chairman of the Meeting has the discretion to accept proxies received after that time.

Non-registered Shareholders who received a voting instruction form accompanying this Notice of Meeting through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non- registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

Important Notice Regarding the Availability of Meeting Materials for the Meeting to be Held on October 17, 2024:

Notice-and-Access

The Company is using notice-and-access rules adopted by the Canadian Securities Administrators, and relying on certain exemptions obtained by the Company under the Canada Business Corporations Act, to provide shareholders with electronic access to the Notice of Meeting, Circular, audited annual financial statements of the Company for the year ended April 30, 2024, and the accompanying management’s discussion and analysis (collectively, the “Meeting Materials”), instead of mailing paper copies. The Meeting Materials are available on the Company’s website at: https://www.uraniumroyalty.com/investor-centre/shareholder-meetings/ and under the Company’s profile on www.sedarplus.ca. The use of the notice-and-access provisions reduces costs to the Company.

Requesting Paper Copies

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Company toll free at 1-855-396-8222 (extension 522). There is no cost to you to request a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on October 7, 2024, in order to receive and review the Meeting Materials and submit their vote by 9:00 a.m. (Vancouver Time) on October 15, 2024, as set out in the proxy or voting instruction form accompanying this Notice of Meeting. Please retain the proxy or voting instruction form accompanying this Notice of Meeting as another will not be sent.

Shareholders are reminded to review the Meeting Materials prior to voting.

Notice to shareholders	ii